September 21, 2021

VIA EDGAR

Mses. Aamira Chaudhry and Theresa Brilliant
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549

Re:       Super League Gaming, Inc.
  Form 10-K for the Fiscal Year Ended December 31, 2020
  Filed March 19, 2021
  File No. 001-38819

Ladies and Gentlemen:

This letter is submitted on behalf of Super League Gaming, Inc. (the “Company”) in response to the comments from the staff of the Division of Corporation Finance, Office of Trade & Services (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated September 1, 2021 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the Commission on March 19, 2021 (the “Form 10-K”). In this letter, each of the Staff’s comments is indicated in italics, followed by the Company’s responses thereto.

Management's Discussion and Analysis of Financial Condition and Results of Operations Executive Summary and Key Performance Indicators, page 37

1.
Please revise your discussion in MD&A to begin with a discussion and analysis of your results of operations under GAAP, and move the discussion of key performance indicators to follow or support your GAAP-based results discussion.

Response: The Company respectfully acknowledges and accepts the Staff’s comment, and kindly requests that the Company be permitted to incorporate the Staff’s guidance on a prospective basis, beginning first with the Company’s Quarterly Report on Form 10-Q for the period ending September 30, 2021 and in all subsequent quarterly and annual filings thereafter.

Operating Expenses, page 45

2.
Please tell us if any technology platform and infrastructure related costs are included in cost of revenues and your basis for classifying these costs.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does include certain technology platform and infrastructure costs in cost of revenues. A further description of these costs and the methodology used by the Company to classify the relevant costs are explained below.

Cost of revenues includes direct costs incurred by the Company in connection with the satisfaction of performance obligations under the Company’s revenue arrangements. As a result, the following direct technology platform and infrastructure costs are included in the Company’s cost of revenues: (i) allocated personnel costs, including salaries, taxes and benefits related to our internal software developers and engineers, (ii) third-party contract software development and engineering resources (iii) the amortization of capitalized internal use software costs (“IUSC”), and (iv) technology platform related cloud services, and other technology platform costs. The methodology utilized by the Company for each type of cost are as follows:

●
Internal personnel costs. Internal personnel costs are allocated to cost of revenues based on monthly timesheet information provided by employees that track employee hours incurred on a project-by-project basis. Reported hours by revenue generating project are multiplied by salaries, tax and benefits rates per hour by employee in order to determine amounts allocable to cost of revenues for the applicable period.

●
Third-party consultants / contractors. Third-party consultant / contractor costs are allocated to cost of revenues based on descriptions of time and costs incurred included on third-party vendor invoices and related agreements, and are allocated to the appropriate revenue generating project for the applicable dates of service.

●
Amortization of IUSC. Capitalized IUSC incurred that are specific to a revenue generating project are amortized over the estimated useful life of the capitalized project costs, and allocated to cost of revenues on a straight-line basis over the estimated useful life of the project costs.

●
Cloud services. Cloud services costs are allocated to cost of revenue based on total server time used by specific revenue generating project. Monthly server time hours incurred by project are divided by total monthly server time, which is applied to total monthly server costs to determine amounts allocable to cost of revenue for the applicable period.

The Company appreciates that the aforementioned information may be helpful disclosure to include in the Company’s periodic filings moving forward. As such, the Company respectfully advises the Staff that the Company intends to provide additional disclosure regarding technology and platform costs included in cost of revenues in future periodic filings, beginning with the Company’s Quarterly Report on Form 10-Q for the period ending September 30, 2021 and in all subsequent quarterly and annual filings thereafter.

Index to Financial Statements

Balance Sheet, page F-3

3.
We note you have incurred significant losses since inception and expect continued future operating losses. In light of your history of losses and negative cash flows from operating activities for the years ended December 31, 2020 and December 31, 2019, please tell us and disclose the results of your annual impairment tests of goodwill, including the significant factors and assumptions used in your analysis. Refer to ASC 350-20. Additionally, tell us how you determined that the value of intangibles and other assets is recoverable in light of the above factors. Refer to ASC 360-10-35.

Response:

The Company respectfully acknowledges the Staff’s comment, and has divided its response into two sections: (i) a description of the Company’s annual impairment tests of goodwill, including the significant factors and assumptions used, and (ii) the factors behind the Company’s determination that the value of its intangibles and other assets is recoverable despite the Company’s history of and disclosure regarding expectation for future operating losses.

The Company’s Annual Impairment Tests of Goodwill. In accordance with ASC 350-20-35, goodwill is tested for impairment at the Company’s reporting unit level on an annual basis (December 31) and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of our reporting unit below its carrying value. The Company considers its market capitalization and the carrying value of assets and liabilities, including goodwill, as of the testing date, when performing goodwill impairment testing.

When conducting the Company’s annual goodwill impairment assessment, we initially perform a qualitative evaluation of whether it is more likely than not that goodwill is impaired. In evaluating whether it is more likely than not that the fair value of our reporting unit is less than its carrying amount, we considered the guidance set forth in ASC-350-20-35-3C, which requires an entity to assess relevant events and circumstances, including macroeconomic conditions, industry and market considerations, cost factors, financial performance and other relevant events or circumstances. From a qualitative standpoint, given the Company’s early history of losses and negative cash flows from operating activities, we concluded it was necessary to perform the quantitative goodwill impairment test pursuant to ASC 350, and compare the fair value of the Company’s reporting unit to its carrying or book value as of testing date.

In performing the goodwill impairment test, we compared the fair value of the Company’s reporting unit to its carrying or book value to determine if the fair value of the reporting unit exceeded its carrying value as of December 31, 2020, in which case the standard indicates that goodwill would not be impaired, and we would not be required to perform any further testing.

Pursuant to guidance set forth in ASC 350-20-35, the fair value of a reporting unit refers to the price that would be received to sell the reporting unit as a whole in an orderly transaction between market participants at the measurement date. Further, quoted market prices in active markets are considered to be the best evidence of fair value and should be used as the basis for fair value measurement, if available.

For this impairment test, we utilized the Company’s market capitalization (based on the closing price of the Company’s common stock, multiplied by shares of common stock outstanding as of the measurement date) for purposes of estimating the fair value of the Company at December 31, 2020, as in management’s estimate, our stock price was the best estimate of fair value of the company’s single reporting unit available at the date of testing. At December 31, 2020, we reported goodwill of $2.6 million.

The impairment test was calculated as follows as of December 31, 2020:

Amount

Fair value of Reporting Unit – December 31, 2020	$43,817,000
Carrying value of net assets:
Current assets	9,367,000
Noncurrent assets including goodwill	4,610,000
Current and noncurrent liabilities	(3,037,000)
Carrying value of net assets	10,940,000
Excess fair value	$32,877,000

Based on the results of the impairment test, the fair value of the Company’s reporting unit exceeded its carrying value as December 31, 2020 by approximately $32.9 million. As such, as of December 31, 2020, we determined that, under the standard, there was no indication of goodwill impairment as of December 31, 2020.

Factors Behind the Company’s Disclosure Regarding the Recovery of the Value of Intangibles and Other Assets. The Company respectfully advises the Staff that the guidance set forth in ASC 360-10-35 was utilized by the Company in determining whether the value of intangibles and other assets was recoverable as of December 31, 2020. Specifically, we considered the factors included in ASC 360-10-35-21, as well as estimated undiscounted cash flow projections related to our intangible assets as of December 31, 2020. At December 31, 2020, the Company’s internal cash flow projections reflected cash flows sufficient to recover the value of recorded intangible assets over the useful life of the intangible assets, including break-even and profitability forecast estimates within the estimated useful lives of our recorded intangible assets as of December 31, 2020.

The Company further advises the Staff that the Company has historically included the language surrounding “expecting continued future operating losses,” as a general conservative risk factor, rather than as a contradictory statement to the Company’s estimates of recoverability of intangible assets as contemplated by ASC 360-10-35. Instead, the Company currently expects to be profitable in the future with sufficient cash flows to recover intangible assets as of December 31, 2020. In an effort to mitigate the appearance of a contradictory statement, the Company intends to revise the risk factor language in future periodic filings to ensure that such language does not contradict estimates of recoverability of intangible assets as of the applicable balance sheet date, and include additional disclosures in the notes to the financial statements in future filings to clarify the results of our periodic analysis regarding the recoverability of intangible assets as applicable.

Notes to Financial Statements
Note 2. Summary of Significant Accounting Policies, page F-12

4.
We note your disclosure that you operate in one segment. Please tell us the factors used to identify your reportable segment, including the basis of organization, and whether operating segments have been aggregated into one reportable segment. See ASC 280-10- 50-21.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company considered the factors outlined in ASC 280-10, including the information our Chief Operating Decision Maker (“CODM”) reviews, our business activities and our reporting structure, to identify our reportable segment, as described below.

Per ASC 280-10-05-3, in connection with determining the Company’s operating segments, we utilized the management approach which is based on the way that management organizes the segments within the public entity for making operating decisions and assessing performance. Accordingly, we considered whether any of the components of our business satisfied all of the following characteristics required to be considered an operating segment:

a.
It engages in business activities from which it may recognize revenues and incur expenses.

We generate revenues and incur expenses from (i) advertising, for brands and advertisers, and from the sale of content on our own network of digital channels and our media and entertainment partner channels and (ii) direct-to-consumer offers primarily comprised of digital subscriptions. As such, the components of our operations under ASC 280 are our (1) advertising and sponsorship component, including content sales component and (2) our direct-to-consumer component.

b.
Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

Identification of the CODM: Our CODM, as contemplated under ASC 280, is our Chief Executive Officer (“CEO”). The CODM is responsible for the key operating decisions as described in ASC 280.

Operating results: Our CODM reviews operating results for the Company quarterly (quarter and year-to-date information) on a consolidated basis and receives and reviews the same financial package that is provided to and reviewed by the Company’s audit committee and board of directors on a quarterly basis. Consistent with the disaggregation of revenues provided in the financial statements as required by ASC 606, the quarterly financial statement package contains a disaggregation of revenues by the advertising, content and direct-to-consumer categories described above. Cost information included in the financial package provided to the CODM and board of directors is provided and reviewed in the aggregate, on a consolidated basis. As such, operating results are regularly reviewed by the CODM on a consolidated basis for purposes of making decisions about resources to be allocated and assess performance.

Organizational Structure: The Company is organized into three main functions: (1) Commercial Team, responsible for revenues and business development; (2) Engineering, and (3) Finance. The Commercial Team is led by our Chief Revenue Officer (“CRO”), our Engineering team by our Chief Technology Officer and Finance by our Chief Financial Officer. These components of our senior leadership team report directly to the CEO/CODM. The CRO is responsible for all revenue related activities for the company.

The CODM meets with the CRO weekly, and on an ad hoc basis to discuss commercial team operations, business development, sales pipeline, sales updates and other matters. Operating results are considered on a consolidated basis periodically with the CRO for purposes of making decisions about resources to be allocated to the segment and assess its performance. Advertising revenues from traditional adverting and sponsorships and content sales are reviewed, as well as direct-to-consumer revenues with respect to our Minecraft digital goods offer.

Budgeting: Cost budgets are prepared and reviewed by our CODM on a consolidated basis.

Compensation: Incentive compensation for the CODM’s direct reports is based on aggregated consolidated results.

c.
Its discrete financial information is available.

Discrete Financial Information: Financial information is provided to the CODM on a consolidated basis, including consolidated gross margin and operating expense. The only financial information included in the financial packages provided to the CODM that is disaggregated is revenue, which is provided and reviewed based on the categories described above. It is our understanding that, in accordance with the standard, the review of only disaggregated revenue information is generally not deemed to be sufficient for CODMs to assess overall performance and allocate resources at a component level. Financial information is assessed by our CODM for purposes of assessing performance and allocating resources in the aggregate at a consolidated level. The Company does not generate, and our CODM does review discrete operating or balance sheet information for the individual components identified.

Consideration of Quantitative Thresholds. Direct-to-consumer revenues for the years ended December 31, 2020 and 2019 were $159,000 and 33,000, respectively, or 7% and 3%, of consolidated revenues, respectively. Further, discreet financial information is not available for the direct-to-consumer component for net loss from operations or total assets, as individual component profit or loss and balance sheet information is not prepared, presented or reviewed by the CODM for purposes of making operating decisions and assessing performance. However, given the early stage of our direct-to-consumer offerings, it is anticipated that the direct-to-consumer component would not meet the quantitative thresholds in ASC 280-10-50-12 for separate presentation.

Based on the analysis above, the Company has determined that it only has one operating segment and one reportable segment.

5.
We note that for the years ended December 31, 2020 and 2019, four customers accounted for 49% and five customers accounted for 69% of revenue, respectively. Please disclose whether the revenue generated by these customers related to advertising and sponsorships, content, or direct-to-consumer revenue.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the revenue concentration disclosure for the years ended December 31, 2020 and 2019 was comprised of the following:

	Fiscal Year
	2020	2019
Advertising and sponsorships	31%	69%
Content	18	-
Direct-to-consumer	-	-
	49%	69%

The Company appreciates that the aforementioned information may be helpful disclosure to include in the Company’s periodic filings moving forward. As such, the Company respectfully advises the Staff that the Company intends to provide the additional disclosure described above regarding the components of revenue concentration on a prospective basis, beginning first with the Company’s Quarterly Report on Form 10-Q for the period ending September 30, 2021 and in all subsequent quarterly and annual filings thereafter.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or would like further information regarding the foregoing, please do not hesitate to contact either myself at (949) 903-5120 or Ms. Jessica Sudweeks of Disclosure Law Group, the Company’s corporate and securities counsel, at (619) 272-7063.

Sincerely,

/s/ Clayton Haynes

Clayton Haynes
Chief Financial Officer
Super League Gaming, Inc.

cc:        Ms. Ann Hand
             Chief Executive Officer
             Super League Gaming, Inc.

             Ms. Jessica R. Sudweeks
             Partner
             Disclosure Law Group,
             a Professional Corporation